UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of February 2022

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Press Release dated February 7, 2022 titled “Grupo Aval Acciones y Valores S.A. Announces Consent Solicitation for 4.750% Senior Notes due 2022 and 4.375% Senior Notes due 2030”

Item 1

Grupo Aval Acciones y Valores S.A. Announces Consent Solicitation

for 4.750% Senior Notes due 2022 and 4.375% Senior Notes Due 2030

Bogotá, Colombia, February 7, 2022 — Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) announced today that its wholly-owned financing subsidiary, Grupo Aval Limited, a company domiciled in the Cayman Islands (the “Issuer”) is soliciting (the “Consent Solicitation”) consents (the “Consents”) from each holder (each a “Holder” and, together, the “Holders”) of the U.S.$1,000,000,000 aggregate principal amount of 4.750% Senior Notes due 2022 (the “2022 Notes”) and the U.S.$1,000,000,000 aggregate principal amount of 4.375% Senior Notes due 2030 (the “2030 Notes” and, together with the 2022 Notes, the “Notes”), issued by the Issuer and guaranteed by Grupo Aval, to effect amendments to the indentures governing the Notes (the “Indentures”), as described below, upon the terms and subject to the conditions set forth in the Consent Solicitation Statement, dated February 7, 2022 (as may be amended or supplemented from time to time, the “Consent Solicitation Statement”). The Consent Solicitation will expire at 5:00 p.m. New York City time, on February 18, 2022 (such time and date, as the same may be extended by the Issuer in its sole discretion, the “Expiration Date”).

Certain details regarding the Notes and the Consent Solicitation are set forth in the table below.

Title of Security	Issuer	CUSIP / ISIN Nos.	Outstanding Principal Amount	Consent Fee(1)
4.750% Senior Notes due 2022	Grupo Aval Limited	Rule 144A Notes: CUSIP: 40053FAB4; ISIN: US40053FAB40. Regulation S Notes: CUSIP: G42045AB3; ISIN: USG42045AB32	U.S.$1,000,000,000	U.S.$2.00
4.375% Senior Notes due 2030	Grupo Aval Limited	Rule 144A Notes: CUSIP: 40053FAC2; ISIN: US40053FAC23. Regulation S Notes: CUSIP: G42045AC1; ISIN: USG42045AC15	U.S.$1,000,000,000	U.S.$7.00

(1)	The consent fees applicable to each series of Notes (the “Consent Fees”) for the Consent Solicitation with respect to the Notes of each relevant series is an amount, per U.S.$1,000 aggregate principal amount of Notes of the relevant series, for which a Holder thereof has validly delivered and has not validly revoked Consents to the Proposed Amendment on or prior to the Expiration Date, and which Consents have been accepted by the Issuer. Payment of the Consent Fee with respect to both series of Notes is subject to the satisfaction (in the Issuer’s sole discretion) or, if permissible, waiver, of certain conditions to the consummation of the Consent Solicitation as described in the Consent Solicitation Statement, including but not limited to obtaining the Requisite Consents (as defined herein). No accrued interest will be paid in connection with the Consent Solicitation.

Grupo Aval intends to enter and cause certain of its subsidiaries, including Banco de Bogotá S.A., a bank organized under the laws of Colombia (“BdB”), to enter into a series of transactions that will result in 75% of the share capital in BAC Holding International Corp. (formerly known as Leasing Bogotá S.A. Panamá), a holding company organized under Panamanian law (“BHI”), being owned by the shareholders of Grupo Aval and BdB (other than Grupo Aval, which will also spin off its interest) on a pro rata basis to their respective indirect beneficial ownership stakes in BHI’s share capital (the “Spinoff”) immediately prior to the record date established for the Spinoff by Grupo Aval.

BHI is a holding company that owns 100% of the share capital of BAC Credomatic Inc., a company organized under the laws of the British Virgin Islands (“BAC”), and the business operated by BAC. BHI’s only material asset is and, upon the consummation of the Spinoff, will be, its ownership of 100% of the share capital of BAC. Following the effective date of the Spinoff, BdB will directly own 25% of the share capital of BHI and Grupo Aval will indirectly beneficially own approximately 17.2% of the share capital of BHI through its ownership of approximately 68.7% of the share capital of BdB.

The Indentures currently limit Grupo Aval’s ability to dispose of share capital in their “Significant Subsidiaries” (as defined in the Indentures). BHI and BAC together meet the definition of Significant Subsidiary and therefore Grupo Aval is contractually prohibited from undertaking the Spinoff. The Issuer seeks Consents to amend the definition of “Significant

Subsidiary” in the Indentures to exclude, among others, BHI, BAC and their respective consolidated subsidiaries from the scope thereof (the “Proposed Amendment”) and thereby to permit the consummation of the Spinoff.

The obligation of the Issuer to consummate the Consent Solicitation and pay (or cause to be paid) the Consent Fees with respect to each series of the Notes is conditioned on (1) the valid delivery (without valid revocation) and acceptance of Consents from the Holders of at least a majority in aggregate principal amount of each series of the Notes outstanding (the “Requisite Consents”) on or prior to the Expiration Time with respect to each series of the Notes; (2) the execution of supplemental indentures (the “Supplemental Indentures”) amending the Indentures to give effect to the Proposed Amendment; (3) Grupo Aval and BdB obtaining any necessary outstanding regulatory and other approvals for the Spinoff (substantially all of which have been obtained); and (4) the absence of any law or regulation which could, and the absence of any pending or threatened injunction or action or other proceeding which could, make unlawful or invalid or enjoin the implementation of the Consent Solicitation, the Proposed Amendment or any transaction described herein or that could question the legality or validity thereof.

Unless the terms of the Consent Solicitation are modified by the Issuer, in its sole discretion, if Consents from the Holders of at least a majority in aggregate principal amount of Notes are received with respect to one series of Notes but not the other, the Requisite Consents will not have been obtained, Consent Fees will not be payable and the Supplemental Indentures will not be entered into.

If the Requisite Consents are obtained, the Issuer, Grupo Aval and the trustee under the Indentures will have the authority under the Indentures to execute the Supplemental Indentures. Pursuant to the Supplemental Indentures, the Proposed Amendment will become effective (such time and date, the “Effective Time”) upon (i) the other terms and conditions to the Consent Solicitation, as described in the Solicitation Statement, having been satisfied (in the Issuer’s sole discretion) or, to the extent permissible, waived, and (ii) Grupo Aval pays the Consent Fees.

Consents to the Proposed Amendment may not be revoked at any time after the Expiration Time. If the Requisite Consents have been delivered and not validly revoked, and have been accepted by the Issuer, the Issuer will pay or cause to be paid to The Depository Trust Company (“DTC”) the Consent Fees for the benefit of the applicable Holders within two business days of the later of (x) the Expiration Time and (y) such later date by which all other conditions to the consummation of the Consent Solicitation have been satisfied (in the Issuer’s sole discretion) or, to the extent permissible, waived (such date of payment, the “Settlement Date”).

Consents may be delivered only in respect of Notes of each series in a principal amount equal to a minimum denomination of U.S.$200,000 and integral multiples of U.S.$1,000 in excess of U.S.$200,000.

At the Effective Time, the Supplemental Indentures shall bind, or inure to the benefit of, every Holder of the relevant series whether or not they delivered a Consent to the Proposed Amendment. Holders of Notes that do not deliver valid and unrevoked Consents to the Proposed Amendment at or prior to the Expiration Time will not receive any payment of the Consent Fees, but will be bound by the relevant Supplemental Indenture upon its effectiveness.

The Consent Solicitation is being made solely pursuant to the Consent Solicitation Statement and on the terms and subject to the conditions set forth in the Consent Solicitation Statement. The Issuer may, in its sole discretion, terminate the Consent Solicitation, allow the Consent Solicitation to lapse, extend the Consent Solicitation and continue soliciting Consents pursuant to the Consent Solicitation or otherwise amend the terms of the Consent Solicitation, including, to the extent permissible, the waiver of any or all of the conditions with respect to the Consent Solicitation.

This announcement is qualified in its entirety by the Consent Solicitation Statement. This announcement is for information purposes only and is neither an offer to sell nor a solicitation of an offer to buy any security and is not a solicitation of consents with respect to the Proposed Amendment or any securities. Holders are requested to read and consider carefully the information contained in the Consent Solicitation Statement before making a decision with respect to the Consent Solicitation. The Consent Solicitation is not being made in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such solicitation.

None of the Issuer, Grupo Aval, J.P. Morgan, D.F. King (as these terms are defined herein) or the trustee under the Indentures makes any recommendation as to whether any Holder should deliver a Consent, and no one has been authorized by any of them to make such a recommendation. Holders must make their own decisions as to whether to deliver a Consent.

Neither the Consent Solicitation Statement nor any documents related to the Consent Solicitation have been filed with, or reviewed or approved by, any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Consent Solicitation Statement or any documents related to the Consent Solicitation, and it is unlawful and may be a criminal offense to make any representation to the contrary.

J.P. Morgan Securities LLC (“J.P. Morgan”) is acting as the Solicitation Agent in connection with the Consent Solicitation. D.F. King & Co., Inc. (“D.F. King”) will act as the Information and Tabulation Agent for the Consent Solicitation. Questions or requests for assistance related to the Consent Solicitation or for additional copies of the Consent Solicitation Statement may be directed to J.P. Morgan at +1 (212) 834-7279 (collect) and +1 (866) 846-2874 (toll free), or to D.F. King at +1 (212) 269-5550 (banks and brokers), +1 (866) 811-1442 (all others, toll free) or by email at aval@dfking.com. Holders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Consent Solicitation. Holders are urged to review the Consent Solicitation Statement for the detailed terms of the Consent Solicitation and the procedures for consenting to the Proposed Amendment.

Forward-Looking Statements

This press release and the documents referenced herein contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks, uncertainties and assumptions that are difficult to predict. Forward-looking statements are predictions based on Grupo Aval’s current expectations and projections about future events, and are not statements of historical fact. Forward-looking statements include, but are not limited to, statements relating to future events and anticipated results of operations and business strategies. In some cases, you can identify these statements by forward-looking words, such as “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “foresee,” “likely,” “may,” “should,” “might,” “will,” and “could,” the negative or plural of these words and other comparable terminology. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of Grupo Aval or the Company or the price of the Notes. All forward-looking statements included in this press release are based upon information available to Grupo Aval and the Issuer as of the date hereof, and neither Grupo Aval nor the Issuer undertake or assume any obligation to update any of these forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise. You should not place undue reliance on these forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Grupo Aval’s or the Issuer’s actual results, levels of activity, performance or achievements to differ materially from those expressed or implied by these statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2022

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel